MASCOT PROPERTIES, INC.
7985 113th STREET, SUITE 220
SEMINOLE, FL 33772
(727) 393-7439

September 14, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549
Attn: Adam Turk

Re:	Mascot Properties, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-174445

Dear Mr. Turk:

Mascot Properties, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 12:00 p.m., Eastern Daylight Time, on Friday September 16, 2011, or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Lawrence Metelitsa at (732) 395-4400.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

MASCOT PROPERTIES, INC.

By:	/s/ David Dreslin
Name: David Dreslin
Title: Chief Executive Officer